7/3

07024931

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aeroflot Russian Int'l Airlines

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 09 2007 E
THOMSON FINANCIAL

FILE NO. 82- 04598 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 7/5/07

OPEN JOINT STOCK COMPANY "AEROFLOT – RUSSIAN AIRLINES"

ARIS
12-31-06

Independent Auditors' Report

Consolidated Financial Statements
For the Year Ended December 31, 2006

Aeroflot Russian Int'l Airlines

OJSC "AEROFLOT – RUSSIAN AIRLINES"

TABLE OF CONTENTS

	Page
STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006	1
INDEPENDENT AUDITORS' REPORT	2-3
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006:	
Consolidated statement of income	4
Consolidated balance sheet	5
Consolidated statement of cash flows	6-7
Consolidated statement of changes in equity	8
Notes to the consolidated financial statements	9-37

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the independent auditors' report set out on pages 2-3, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated financial statements of Open Joint Stock Company "Aeroflot – Russian Airlines" and its subsidiaries (the "Group").

Management is responsible for the preparation of the consolidated financial statements that present fairly the consolidated financial position of the Group as of December 31, 2006, and the consolidated results of its operations, cash flows and changes in equity for the year then ended, in compliance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgments and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated financial statements; and
- preparing the consolidated financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management is also responsible for:

- designing, implementing and maintaining an effective system of internal controls, throughout the Group;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the consolidated financial statements of the Group comply with IFRS;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- preventing and detecting fraud and other irregularities.

The consolidated financial statements for the year ended December 31, 2006 were approved on May 29, 2007 by:

V. M. Okulov
General Director

M. I. Poluboyarinov
Deputy General Director
Finance and Planning

Deloitte.

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (495) 787 0600
Fax: +7 (495) 787 0601
www.deloitte.ru

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Open Joint Stock Company "Aeroflot – Russian Airlines":

Report on the financial statements

We have audited the accompanying consolidated financial statements of Open Joint Stock Company "Aeroflot – Russian Airlines" and its subsidiaries (the "Group"), which comprise of the consolidated balance sheet as of December 31, 2006 and the related consolidated statements of income, cash flows and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2006 and its consolidated financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche

May 29, 2007

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in millions of US Dollars, except shares and earnings per share amounts)

	Notes	2006	2005
Traffic revenue	6	2,474.3	2,079.3
Other revenue	7	508.4	447.0
Revenue		**2,982.7**	**2,526.3**
Operating costs	8	(2,099.3)	(1,861.9)
Staff costs	9	(409.2)	(342.3)
Depreciation	20	(97.2)	(80.0)
Operating costs		**(2,605.7)**	**(2,284.2)**
Operating income		**377.0**	**242.1**
Interest expense	10	(30.7)	(25.3)
Interest income		4.0	6.9
Share of result of equity accounted investments	17	8.4	5.7
Foreign exchange and translation gain/(loss), net		38.7	(12.8)
Other non-operating (expenses)/income, net	11	(9.5)	62.2
Profit before income tax		**387.9**	**278.8**
Income tax	12	(129.8)	(89.0)
Profit for the year		**258.1**	**189.8**
Attributable to:			
Equity holders of the parent		255.4	184.2
Minority interest		2.7	5.6
		258.1	**189.8**
Earnings per share, basic and diluted (US cents)		**24.3**	**17.9**
Weighted average number of shares outstanding (millions)	27	**1,060**	**1,060**

V. M. Okulov
General Director

M. I. Poluboyarinov
Deputy General Director
Finance and Planning

May 29, 2006

The accompanying notes form an integral part of these consolidated financial statements.
The Independent Auditors' Report is presented on pages 2-3.

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2006
(Amounts in millions of US Dollars)

	Notes	2006	2005
ASSETS			
Current assets			
Cash and cash equivalents	13	181.3	109.5
Short-term investments	14	44.9	30.5
Accounts receivable and prepayments, net	15	701.3	574.9
Short-term aircraft lease deposits		-	4.4
Expendable spare parts and inventories	16	79.0	61.6
		1,006.5	**780.9**
Non-current assets			
Equity accounted investments	17	21.5	14.1
Long-term investments	18	18.9	16.8
Aircraft lease deposits		4.7	4.4
Deferred tax assets	12	7.1	5.0
Other non-current assets	19	119.9	6.7
Property, plant and equipment	20	1,227.5	794.3
		1,399.6	**841.3**
TOTAL ASSETS		**2,406.1**	**1,622.2**
LIABILITIES AND EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	21	485.4	333.2
Unearned transportation revenue		123.6	99.6
Short-term borrowings	24	228.8	100.9
Provisions	22	7.2	7.2
Current portion of finance lease payable	26	52.2	26.1
		897.2	**567.0**
Non-current liabilities			
Long-term borrowings	25	5.7	76.0
Finance lease payable	26	453.0	281.3
Provisions	22	76.1	81.4
Deferred tax liabilities	12	32.5	36.5
Other non-current liabilities	23	152.7	12.5
		720.0	**487.7**
Capital and reserves			
Share capital	27	51.6	51.6
Treasury stock	27	(33.5)	(32.9)
Investments revaluation reserve		11.0	8.8
Cumulative translation reserve		2.7	0.3
Retained earnings	28	752.7	530.8
Equity attributable to equity holders of the parent		784.6	558.6
Minority interest		4.3	8.9
		788.9	**567.5**
TOTAL LIABILITIES AND EQUITY		**2,406.1**	**1,622.2**

V. M. Okulov
General Director

May 29, 2006

M. I. Poluboyarinov
Deputy General Director
Finance and Planning

The accompanying notes form an integral part of these consolidated financial statements.
The Independent Auditors' Report is presented on pages 2-3.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in millions of US Dollars)

	2006	2005
Cash flows from operating activities:		
Profit before income tax	**387.9**	**278.8**
Adjustments to reconcile income before taxation to net cash provided by operating activities:		
Depreciation of property, plant and equipment (Note 20)	97.6	80.0
Loss / (gain) on disposal of property, plant and equipment (Note 8)	7.5	(3.4)
Share of result in equity accounted investments (Note 17)	(8.4)	(5.7)
Loss on impairment of property, plant and equipment (Note 9)	1.5	5.5
(Decrease) / increase in provisions and assets impairment	(4.8)	14.8
Reversal of payable no longer due	(2.5)	-
Gain from restructuring and settlements of tax penalties (Note 11)	-	(8.6)
Unrecoverable VAT (Note 11)	18.8	1.0
Other non-cash loss / (income)	6.8	(2.5)
Operating profit before working capital changes	**504.0**	**359.9**
Increase in accounts receivable and prepayments	(112.2)	(120.1)
(Increase) / decrease in expendables and inventory	(17.4)	2.9
Increase in accounts payable and accrued liabilities	115.0	(6.3)
Increase in unearned transportation revenue	24.0	1.0
	513.4	**237.4**
Income tax paid	(141.7)	(25.5)
Net cash provided by operating activities	**371.7**	**211.9**
Cash flows from investing activities:		
Purchases of property, plant and equipment and intangible assets	(261.5)	(182.5)
Proceeds from sale of property, plant and equipment	3.6	1.1
Investments in aircraft lease deposits	(1.9)	(4.9)
Purchases of investments	(43.6)	(36.2)
Proceeds from sale of investments	29.3	30.1
Acquisition of minority interests	(6.6)	-
Dividends received	1.0	1.8
Net cash used in investing activities	**(279.7)**	**(190.6)**
Cash flows from financing activities:		
Repayment of capital element of finance lease	(46.5)	(25.9)
Dividends paid	(34.2)	(31.5)
Purchases of treasury stock	(1.0)	(1.9)
Sale of treasury stock	0.1	3.5
Proceeds from borrowings, net	57.2	82.4
Restricted cash movements	2.9	(3.3)
Net cash (used in) provided by financing activities	**(21.5)**	**23.3**

(Amounts in millions of US Dollars)

	2006	2005
Net increase in cash and cash equivalents	**70.5**	**44.6**
Cash and cash equivalents at the beginning of the year (Note 13)	109.5	65.2
Effect of exchange rate change	1.3	(0.3)
Cash and cash equivalents at the end of the year (Note 13)	**181.3**	**109.5**
Supplemental cash flow information:		
Interest paid	29.8	(25.6)
Interest received	4.0	8.8
Non-cash investing and financing activities:		
Property, plant and equipment acquired under finance lease	287.9	2.8
Gain from early termination of finance lease	-	7.5

V. M. Okulov
General Director

M. I. Poluboyarinov
Deputy General Director
Finance and Planning

May 29, 2006

The accompanying notes form an integral part of these consolidated financial statements.
The Independent Auditors' Report is presented on pages 2-3.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in millions of US Dollars)

	Share capital	Treasury stock	Investments revaluation reserve	Cumulative translation reserve	Retained earnings	Attributable to equity holders of the parent	Minority interest	Total
As of December 31, 2004	**51.6**	**(35.4)**	**12.0**	**1.2**	**373.5**	**402.9**	**8.6**	**411.5**
Profit for the year	-	-	-	-	184.2	184.2	5.6	189.8
Purchase of treasury stock	-	(1.9)	-	-	-	(1.9)	-	(1.9)
Sale of treasury stock	-	0.6	-	-	-	0.6	-	0.6
Gain on disposal of treasury stock	-	2.9	-	-	-	2.9	-	2.9
Loss on investments available-for-sale	-	-	(3.2)	-	-	(3.2)	-	(3.2)
Foreign currency translation for the year	-	0.9	-	(0.9)	-	-	(0.6)	(0.6)
Dividends	-	-	-	-	(26.9)	(26.9)	(4.7)	(31.6)
As of December 31, 2005	**51.6**	**(32.9)**	**8.8**	**0.3**	**530.8**	**558.6**	**8.9**	**567.5**
Profit for the year	-	-	-	-	255.4	255.4	2.7	258.1
Purchase of treasury stock	-	(1.0)	-	-	-	(1.0)	-	(1.0)
Sale of treasury stock	-	0.1	-	-	-	0.1	-	0.1
Gain on disposal of treasury stock	-	0.3	-	-	-	0.3	-	0.3
Gain on investments available-for-sale	-	-	2.2	-	-	2.2	-	2.2
Purchase of minority interests	-	-	-	-	(2.8)	(2.8)	(4.2)	(7.0)
Foreign currency translation	-	-	-	2.4	-	2.4	0.5	2.9
Dividends	-	-	-	-	(30.7)	(30.7)	(3.5)	(34.2)
As of December 31, 2006	**51.6**	**(33.5)**	**11.0**	**2.7**	**752.7**	**784.5**	**4.4**	**788.9**

V. M. Okulov
General Director

M. I. Poluboyarinov
Deputy General Director
Finance and Planning

May 29, 2006

The accompanying notes form an integral part of these consolidated financial statements.
The Independent Auditors' Report is presented on pages 2-3.

(Amounts in millions of US Dollars)

1. NATURE OF THE BUSINESS

OJSC "Aeroflot – Russian Airlines" (the "Company" or "Aeroflot") was formed as a joint stock company following a government decree in 1992. The 1992 decree conferred all the rights and obligations of "Aeroflot-Soviet Airlines" and its structural units, excluding its operations in Russia and Sheremetyevo Airport, upon the Company, including inter-governmental bilateral agreements and agreements signed with foreign airlines and enterprises in the field of civil aviation.

The principal activity of the Company is the provision of passenger and cargo air transportation services, both domestically and internationally, and other aviation services from its base at Moscow Sheremetyevo Airport. The Company and its subsidiaries (the "Group") also conduct activities comprising airline catering, operation of a hotel, and construction of Shremetyevo-3 Terminal. Associated undertakings mainly comprise cargo-handling services, fuelling services and duty-free retail businesses.

As of December 31, 2006 and 2005, the Government of the Russian Federation owned 51% of the Company. The Company's headquarters are located in Moscow at 37 Leningradsky Prospect.

The principal subsidiary undertakings are:

Company name	Place of incorporation and operation	Activity	Percentage held as of December 31, 2006	Percentage held as of December 31, 2005
CJSC "Sherotel"	Moscow region	Hotel	100.0%	100.0%
OJSC "Terminal"	Moscow region	Project Sheremetyevo-3	100.0%	100.0%
CJSC "Aeroflot Plus"	Moscow region	Airline	100.0%	100.0%
OJSC "Insurance company "Moscow"	Moscow	Captive insurance services	100.0%	100.0%
CJSC "Aeromar"	Moscow region	Catering	51.0%	51.0%
OJSC "Aeroflot-Don"	Rostov-on-Don	Airline	100.0%	51.0%
CJSC "Aeroflot-Nord"	Arkhangelsk	Airline	51.0%	51.0%
CJSC "Aeroflot-Cargo"	Moscow	Cargo transportation services	100.0%	-

In 2006 the Company increased its share in OJSC "Aeroflot-Don" up to 100% by purchasing of minority interests for a total cash consideration of approximately USD 6.6 million. Also during 2006 a new wholly owned entity CJSC "Aeroflot-Cargo" was created. During 2006 all of the cargo operations and the related assets were transferred to this entity.

The significant entities in which the Group holds more than 20% but less than 50% of equity are:

Company name	Place of incorporation and operation	Activity	Percentage held as of December 31, 2006	Percentage held as of December 31, 2005
LLC "Airport Moscow"	Moscow region	Cargo handling	50.0%	50.0%
CJSC "Aerofirst"	Moscow region	Trading	33.3%	33.3%
CJSC "TZK Sheremetyevo"	Moscow region	Fuel trading company	31.0%	31.0%
CJSC "AeroMASH – AB"	Moscow region	Aviation security	45.0%	45.0%

All the companies listed above are incorporated in the Russian Federation.

The table below provides information on the Group's aircraft fleet as of December 31, 2006:

Type of aircraft	Ownership	Aeroflot – Russian Airlines (number)	Aeroflot-Don (number)	Aeroflot-Nord (number)	Aeroflot-Cargo (number)	Group total (number)
Ilyushin Il-96-300	Owned	6	-	-	-	6
Ilyushin Il-62M	Owned	1	-	-	-	1
Ilyushin Il-86	Owned	9	-	-	-	9
Tupolev Tu-154	Owned	25	8	1	-	34
Tupolev Tu-134	Owned	12	2	4	-	18
Antonov An-24	Owned	-	-	2	-	2
Antonov An-26	Owned	-	-	1	-	1
Tupolev Tu-134	Finance lease	-	-	3	-	3
Airbus A-319	Finance lease	4	-	-	-	4
Airbus A-320	Finance lease	1	-	-	-	1
Airbus A-321	Finance lease	7	-	-	-	7
Boeing 737-500	Finance lease	-	2	3	-	5
Tupolev Tu-134	Operating lease	1	1	-	-	2
Tupolev Tu-154	Operating lease	2	-	2	-	4
Ilyushin Il-62M	Operating lease	1	-	-	-	1
Antonov An-24	Operating lease	-	-	1	-	1
Antonov An-26	Operating lease	-	-	1	-	1
Airbus A-319	Operating lease	4	-	-	-	4
Airbus A-320	Operating lease	9	-	-	-	9
Boeing 767-300ER	Operating lease	11	-	-	-	11
McDonnell Douglas DC10-40F	Operating lease	3	-	-	1	4
		96	**13**	**18**	**1**	**128**

2. PRESENTATION OF FINANCIAL STATEMENTS

Basis of presentation – The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements are presented in millions of US Dollars, except where it specifically noted otherwise.

All significant subsidiaries directly or indirectly controlled by the Company are included in the consolidated financial statements. A listing of the Group's principal subsidiary undertakings is set out in Note 1.

The Group maintains its accounting records in Russian rubles and in accordance with Russian accounting legislation and regulations. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards prescribed by the International Accounting Standards Board.

Functional and presentation currency – The functional and presentation currency of the Company is US Dollars. Transactions and balances not already measured in US Dollars have been remeasured to US Dollars in accordance with International Accounting Standard ("IAS") 21 "The Effect of Changes in Foreign Exchange Rates".

Any conversion of Russian ruble amounts to US Dollars should not be considered as a representation that Russian ruble amounts have been, could be or will be in the future, converted into US dollars at the exchange rate shown or at any other exchange rate.

The assets and liabilities, both monetary and non-monetary, of the subsidiaries of the Company with functional currencies other than US dollar have been translated at the closing rate at the date of each balance sheet presented; income and expense items for all periods presented have been translated at the exchange rates existing at the dates of the transactions or a rate that approximates the actual exchange rates. All exchange differences resulting from translation have been classified as equity and transferred to the Group's translation reserve.

The following table summarizes the exchange rate of the Russian ruble to 1 US Dollar:

	Exchange rate
December 31, 2006	26.33
Average rate for 2006	27.19
December 31, 2005	28.78
Average rate for 2005	28.29
December 31, 2004	27.75

3. NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Certain new standards and interpretations became effective for the Group from January 1, 2006. Their adoption has not resulted in any significant changes to the Group's accounting policies. The standards and interpretations that became effective from January 1, 2006 are:

- Amendment to IAS 19 "Actuarial gains and losses, group plans and disclosures" effective for annual periods beginning on or after January 1, 2006.
- Amendments to IAS 39 "The fair value option", "Cash flow hedge accounting of forecast intragroup transactions" and "Financial guarantee contracts" (including related amendment to IFRS 4) effective for annual periods beginning on or after January 1, 2006.
- Amendment to IAS 21 "Net investment in a foreign operation" effective for annual periods beginning on or after January 1, 2006.
- Amendment to IFRS 1 "First-time adoption of International Financial Reporting Standards" effective for annual periods beginning on or after January 1, 2006.
- IFRS 6 "Exploration for and evaluation of mineral resources", including related subsequent amendment to IFRS 6 and to IFRS 1, effective for annual periods beginning on or after January 1, 2006.
- IFRIC 4 "Determining whether an arrangement contains a lease" effective for annual periods beginning on or after January 1, 2006.
- IFRIC 5 "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds" effective for annual periods beginning on or after January 1, 2006.
- IFRIC 6 "Liabilities arising from participating in a specific market – waste electrical and electronic equipment" effective for annual periods beginning on or after December 1, 2005.

Certain new standards and interpretations have been published that are mandatory for the Group's accounting periods beginning on or after January 1, 2007 or later periods and which the entity has not early adopted:

- IAS 23 (revised) "Borrowing costs" effective for annual periods beginning on or after January 1, 2009. The Group has significant capitalizable borrowing costs and is currently evaluating the potential impact of IAS 23 (revised) on the financial statement presentation. Currently the Group treats the borrowing costs as expense when incurred.
- IFRS 7 "Financial instruments: Disclosures" effective for annual periods beginning on or after January 1, 2007 and a complementary Amendment to IAS 1 "Presentation of Financial Statements – Capital Disclosures" effective for annual periods beginning on or after January 1, 2007. The Group expects that the adoption of IFRS 7 will result in significant additional disclosures for the Group.
- IFRS 8 "Operating segments" effective for annual periods beginning on or after January 1, 2009. The Group is currently evaluating the potential impact of IFRS 8 on the presentation of segmental information.

- IFRIC 7 "Applying the Restatement Approach under IAS 29" effective for annual periods beginning on or after March 1, 2006. Management does not expect the interpretation to be relevant for the Group.

- IFRIC 8 "Scope of IFRS 2" effective for annual periods beginning on or after May 1, 2006. Management does not expect the interpretation to be relevant for the Group.
- IFRIC 9 "Reassessment of Embedded Derivatives" effective for annual periods beginning on or after June 1, 2006. Management believes that this interpretation should not have a significant impact on the Group's operations.
- IFRIC 11 "IFRS 2 – Group and treasury share transactions" effective for annual periods beginning on or after March 1, 2007. Management believes that this interpretation should not have a significant impact on the Group's operations.
- IFRIC 12 "Service concession arrangements" effective for the annual periods beginning on or after January 1, 2008. Management believes that this interpretation should not have a significant impact on the Group's operations.

4. PRINCIPAL ACCOUNTING POLICIES

The cosolidated financial statements have been prepared on the historic cost basis except for the revaluation of certain non-current assets and financial instruments. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Consolidation – The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) prepared through December 31 each year. Subsidiaries comprise entities in which the Company, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date on which effective control is obtained by the Group and are no longer consolidated from the date of disposal or loss of control.

All intra-group transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated on consolidation. Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities acquired adjusted by subsequent changes in the carrying value of net assets of those entities. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations – The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquirer's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 "Business Combinations" are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", which are recognized and measured at fair value less costs to sell.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

Purchases of minority interests – The difference between the cost of acquisition and the carrying value of minority interests is recognized as adjustment to equity.

Investments in associates – Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group's owning, directly or indirectly, between 20 percent and 50 percent of the voting share capital or by exerting significant influence through other means.

Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. The Group's share of the net income or losses of associates is included in the consolidated income statement. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or that the impairment losses recognized in prior years no longer exist. Losses of an associate in excess of the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate) are not recognized.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. A listing of the Group's principal associated undertakings is shown in Note 1.

Foreign currency translation – Transactions in currencies other than the functional currency are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies at the balance sheet date are translated into the functional currency at the year-end exchange rate. Exchange differences arising from such translation are included into the consolidated income statement.

Non-current assets and disposal groups held for sale – Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Any liabilities related to non-current assets to be sold are also presented on a separate line in liabilities on the balance sheet. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.

Revenue recognition – Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of sales related taxes.

Passenger revenue: Ticket sales are reported as traffic revenue when the transportation service has been provided. The value of tickets sold and still valid but not used by the balance sheet date is reported as unearned transportation revenue. This item is reduced either when the Group completes the transportation service or when the passenger requests a refund. Sales representing the value of tickets that have been issued, but which will never be used, are recognized as operating income at the date the tickets are issued based on analysis of historic patterns of actual sales data. Commissions which are payable to the sales agents are recognized as the commercial and marketing expenses at the same time as revenue from the air transportation to which they relate.

Passenger revenue includes revenue from code-share agreements with certain other airlines. Under these agreements, the Group sells seats on these airlines' flights and those other airlines sell seats on the Group's flights. Revenue from the sale of code-share seats on other airlines are recorded net in Group's passenger revenue in the consolidated income statement. The revenue from other airlines' sale of code-share seats on our flights is recorded in passenger revenue in the Group's consolidated income statement.

Cargo revenue: Group's cargo transport services are recognized as revenue when the air transportation is provided. Cargo sales for which transportation service has not yet been provided are shown as unearned transportation revenue.

Catering revenue: Revenue is recognized when meal packages are delivered to the aircraft, as this is the date when the risks and rewards of ownership are transferred to the customers.

Other revenue: Revenue from bilateral airline agreements is recognized when earned with reference to the terms of each agreement. Sales of hotel accommodation are recognized when the services are provided. Sales of goods and other services are recognized as revenue when the goods are delivered or the service carried out.

Borrowing costs – All borrowing costs are recognized as an expense in the period in which they are incurred.

Segment reporting – For the purposes of segment disclosure the Group has identified the following segments:

(a) Business segments

The principal business segments are airline operations, airline catering, hotel operations and other. Business segment assets comprise all assets used directly in the business area's operations. Income tax assets are excluded from segment assets. Equity interests in affiliated companies are presented separately. Business segment liabilities and provisions comprise all commitments that are directly attributable to the business segment's operations.

(b) Geographic segments

The operations of all segments are based in the Russian Federation. With respect to scheduled passenger and cargo activities, the following geographic analysis is provided:

(i) *Geographic analysis of revenue from flights* – The analysis of revenue from scheduled flights is based upon the geographic location of the place of flight origin;

(ii) *Geographic analysis of net assets* – The major revenue-earning assets of the Company are comprised of its aircraft fleet. Since the Company's aircraft fleet is employed flexibly across its worldwide route network, there is no suitable basis for allocating such assets and liabilities to geographic segments.

Property, plant and equipment – Property, plant and equipment are stated at cost, or appraised value, as described below. Depreciation is calculated in order to amortize the cost or appraised value (less estimated salvage value where applicable) over the remaining useful lives of the assets.

(a) Fleet

(i) *Owned aircraft and engines* – Aircraft and engines owned by the Group as of December 31, 1995 were stated at depreciated replacement cost based upon external valuations denominated in US Dollars. Subsequent purchases are recorded at cost. Airclaims, an international firm of aircraft appraisers, conducted the valuation. The Group has chosen not to revalue these assets subsequent to 1995.

(ii) *Finance leased aircraft and engines* – Where assets are financed through finance leases, under which substantially all the risks and rewards of ownership are transferred to the Group, the assets are treated as if they had been purchased outright. The Group recognizes finance leases as assets and liabilities in the balance sheet as amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. The corresponding obligation, reduced by the capital portion of lease payments made, is included in payables. Custom duties, legal fees and other initial direct costs are added to the amount recognized as an asset. The interest element of lease payments made is included in interest expense in the income statement.

(iii) *Capitalized maintenance costs* – The valuation of aircraft and engines as of December 31, 1995 reflected their maintenance condition, as measured on the basis of previous expenditure on major overhauls and estimated usage since the previous major overhaul. Expenditure of modernization and improvements projects that are significant in size (mainly aircraft modifications involving installation of replacement parts) subsequently are separately capitalized in the balance sheet. The carrying amount of those parts that are replaced is derecognized from the balance sheet and included in gain or loss on disposals of property, plan and equipment in the Group's consolidated income statement. Capitalized costs of aircraft checks and major modernization and improvements projects are depreciated on a straight-line basis to the projected date of the next check or based on estimates of their useful lives. Ordinary repair and maintenance costs are expensed as incurred.

(iv) *Depreciation* – The Group depreciates fleet assets owned or held under finance leases on a straight-line basis to the end of their estimated useful life. The airframe, engines and interior of an aircraft are depreciated separately over their respective estimated useful lives. Salvage value for airframes of the foreign fleet is estimated as 5% of historic cost, while salvage value for Russian aircraft is zero. Engines are depreciated on a straight-line basis to the end of the useful life of the related type of aircraft.

Useful lives of the Group's fleet assets are as follows:

Airframes of foreign aircraft	20 years
Airframes of Russian aircraft	25-32 years
Engines of foreign aircraft	8 years
Engines of Russian aircraft	8-10 years
Interiors	5 years

(v) *Capitalized leasehold improvements* – capitalized costs that relate to the rented fleet are depreciated over the shorter of their useful life and the lease term.

(b) Land and buildings, plant and equipment

Property, plant and equipment are stated at historical US Dollar cost. Provision is made for the depreciation of property, plant and equipment based upon expected useful lives or, in the case of leasehold properties, over the duration of the leases using a straight-line basis. These useful lives range from 10 to 20 years. Land areas are not depreciated.

(c) *Capital expenditure*

Capital expenditures comprise costs directly related to the construction of property, plant and equipment including an appropriate allocation of directly attributable variable overheads that are incurred in construction as well as costs of purchase of other assets that require installation or preparation for their use. Depreciation of these assets, on the same basis as for other property assets, commences when the assets are put into operation. Capital expenditures are reviewed regularly to determine whether their carrying value is fairly stated and whether appropriate provision for impairment is made.

(d) Gain or loss on disposal

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement

Impairment of non-current assets – At each balance sheet date, the Group reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated income statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years.

Lease deposits – Lease deposits represent amounts paid to the lessors of foreign aircraft, which are held as security deposits by lessors in accordance with the provisions of finance and operating lease agreements; these deposits are returned back to the Group at the end of the lease period. Lease deposits relating to the operating lease agreements are presented as assets on the balance sheet. A part of these deposits is interest-free. Interest-free deposits have been recorded at amortized cost using an average market yield of 6.3% percent. Lease deposits that are part of finance lease arrangements are presented net as part of finance lease liability.

Operating leases – Payments under operating leases are charged to the consolidated income statement in equal annual installments over the period of the lease. Related direct expenses including custom duties for leased aircraft are amortized using a straight-line method over the life of lease agreement.

Financial instruments – Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, marketable securities, investments, derivative financial instruments, trade and other accounts receivable, trade and other accounts payable, borrowings and notes payable. The accounting policies on recognition and measurement of these items are disclosed below in this Note.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, and gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously. The result from the realization of the financial instruments is determined based on the FIFO method.

(a) Credit risks

The sale of passenger and freight transportation is largely processed through agencies that are normally linked to country-specific clearing systems for the settlement of passenger and freight sales. Clearing centers check individual agents operating outside of the Russian Federation. Individual agents operating within the Russian Federation are checked in-house.

Receivables and liabilities between major airlines, unless otherwise stipulated in the respective agreements, are settled on a bilateral basis or by settlement through a clearinghouse of the International Air Transport Association (IATA).

(b) Fair value

The fair value of financial instruments is determined by reference to various market information and other valuation methods as considered appropriate. At the balance-sheet date, the fair values of the financial instruments held by the Group did not materially differ from their recorded book values.

(c) *Foreign exchange risk*

The significant portion of the Group's sales and purchases are linked directly or indirectly to US Dollars or a combination of US Dollars and other major currencies and hence the foreign exchange risk to the Group is partially compensated. The Group's finance lease liabilities and some other borrowings are denominated in US Dollars, thus further reducing foreign currency exposure in US Dollar terms. In 2006 the Group did not manage foreign exchange risk through the use of hedging instruments but rather aimed to broadly match its assets and liabilities in the different currencies to limit exposure. The Group monitors changes in foreign exchange rates to minimize the level of foreign currency exposure and to identify need for hedging activities.

(d) *Interest rate risk*

The Group's main exposure to interest-rate risk is from its finance lease liabilities and short-term borrowings. In 2006 the Group did not use financial hedging instruments to hedge its exposure to the changes in interest rates, as they are not generally available on the Russian market. The Group constantly monitors changes in interest rates to minimize the level of its exposure and to identify need for hedging activities.

(e) *Non-financial risks – fuel hedging activities*

Results of Group's operations can be significantly impacted by changes in the price of aircraft fuel. The Group periodically purchases derivatives such as jet fuel options in order to hedge its exposure from future price fluctuations in jet fuel. The Group does not use derivatives instruments for speculative purposes.

Cash and cash equivalents – Cash and cash equivalents consist of cash on hand, balances with banks and short-term interest-bearing accounts which are used in the day-to-day financing of the Group's airline activities.

Investments – The Group's financial assets have been classified according to IAS 39 (amended 2004) "Financial Instruments: Recognition and Measurement" into the following categories: trading securities, held-to-maturity investments, loans and other receivables, and available-for-sale investments. Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intent and ability to hold to maturity, other than loans and receivables, are classified as held-to-maturity investments. Derivative financial instruments and investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables, are classified as available-for-sale.

Investments are recognized and derecognized on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus directly attributable transaction costs.

Held-to-maturity investments are financial assets excluding derivative contracts which mature on a specified date and which a company has the firm intent and ability to hold to maturity. They are valued at allocated acquisition cost and they are included in long-term assets.

Investments other than held-to-maturity debt securities are classified as either investments held for trading or as available-for-sale, and are measured at subsequent reporting dates at fair value. Investments in equity instruments of other companies that do not have a quoted market price are stated at cost less impairment loss, as it is not practicable to determine the fair value of such investments. For derivatives and other financial instruments classified as held for trading gains and losses arising from changes in fair value are included in profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognized directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the profit or loss for the period. Impairment losses recognized in profit or loss for equity investments classified as available-for-sale are not subsequently reversed through profit or loss.

Impairment losses recognized in profit or loss for debt instruments classified as available-for-sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

During the year ended December 31, 2006 and 2005, the Group did not have any trading securities other than derivatives acquired specifically for hedging fuel prices. The Group did not designate any such derivatives as hedging instruments for IAS 39 purposes.

Derivative instruments are accounted for as held for trading with related gains or losses from remeasurement to fair value included in the current period consolidated income statement as other non-operating gains or losses.

The Group assesses on each closing date whether there is any objective evidence that the value of a financial asset item or group of items has been impaired. If there is objective evidence that an impairment loss has arisen for loans and other receivables entered at allocated acquisition cost in the balance sheet or for held-to-maturity investments, the size of the loss is determined as the difference of the book value of the asset item and the present value of expected future cash flows of the said financial asset item discounted at the original effective interest rate. The loss is recognized in the consolidated income statement.

Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method. Because the expected term of an account receivable is short, the value is typically stated at the nominal amount without discounting, which corresponds with fair value. Uncertain accounts receivable are assessed individually and any impairment losses are stated in non-operating expenses.

Accounts payable – Trade payables are initially measured at fair value, and are subsequently measured at amortized cost, because the expected term of accounts payable is short, the value is stated at the nominal amount without discounting, which corresponds with fair value.

Short-term borrowings – Short-term borrowings comprise the short-term portion of interest-bearing long-term borrowings, i.e. the portion of the loans that is amortized in the coming year, as well as other current interest-bearing liabilities with a term shorter than one year. These liabilities are measured at amortized cost and reported on the settlement date.

Long-term borrowings – Long-term borrowings, i.e., liabilities with a term longer than one year, consist of interest-bearing loans which are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method, as of the settlement date.

Expendable spare parts and inventories – Inventories, including aircraft expendables, are valued at cost as determined by the "first-in, first-out" method ("FIFO") or net realizable value, whichever is lower. Inventories are reported net of provisions for slow-moving or obsolete items.

Value added taxes – Value added tax ("VAT") related to sales is payable to the tax authorities on an accrual basis. For sales of passenger tickets this is when the tickets are registered for a flight by the customers. Domestic flights are subject to VAT at 18% rate and international flights are subject to VAT at 0% rate. Input VAT invoiced by domestic suppliers as well as VAT paid in respect of imported aircraft and spare parts may be recovered, subject to certain restrictions, against output VAT. The recovery of input VAT relating 0% rate VAT sales is typically delayed by up to 6 months and sometimes longer due to compulsory tax audit requirements and other administrative matters. Input VAT claimed for recovery as of the balance sheet date is presented net of output VAT liability. Recoverable input VAT that is not claimed for recovery in the current period is recorded on the balance sheet as VAT receivable. VAT receivable that is not expected to be recovered within the twelve months from the balance sheet date is classified as long-term asset. VAT balances are not discounted. Where provision has been made against uncollectible receivables, the bad debt expense is recorded at the gross amount of the account receivable, including VAT.

Frequent flyer program – The Company records an estimated liability for the incremental costs associated with providing free transportation under the "Aeroflot Bonus" program (see also Note 21) when a free air ticket or upgrade of service class are earned. Principal incremental costs include aircraft fuel costs and third-party passenger services (such as catering services and airport charges). The liability is included in accounts payable and accrued liabilities, and is adjusted periodically based on awards earned, awards redeemed and changes to the "Aeroflot Bonus" program. The costs are included in sales and marketing expenses in the consolidated income statement.

Provisions – Provisions are recognized when, and only when, the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where expecting timing of cash flows can be estimated and the effect of the time value of money is significant, the amount of a provision is the present value of the expenditures required to settle the obligation.

Income tax – The nominal income tax rate for industrial enterprises in Russia in 2006 and 2005 was 24%. The nominal tax rate is subject to regional reductions by up to 4%. The average nominal tax rate of the Group was lower than 24% as the tax rate applicable to different entities within the Group varied from 20% to 24%.

Deferred income taxes – Deferred tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12 "Income Taxes". IAS 12 requires the use of the balance-sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the asset is to be realized or the liability settled, based on tax rates that have been enacted or substantively enacted as at the balance-sheet date. As of December 31, 2006 and 2005, deferred tax assets and liabilities have been measured based on tax rates applicable to the Group's companies range from 20% to 24%. It is charged or credited to the consolidated income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Employee benefits – The Company makes certain payments to employees on retirement, or when they otherwise leave the employment of the Company. These obligations, which are unfunded, represent obligations under a defined benefit pension plan. For such plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement in order to spread the regular cost over the average service lives of employees. Actuarial gains and losses are recognized in the income statement immediately. The pension payments may be increased upon the retirement of an employee based on the decision of management. The pension liability for non-retired employees is calculated based on a minimum annual pension payment and do not include increases, if any, to be made by management in the future. Where such post-employment employee benefits fall due more than 12 months after the balance sheet date, they are discounted using a discount rate determined by reference to the average market yields at the balance sheet date.

The Company also participates in a defined contribution plan, under which the Company has committed to contribute a certain percentage (15% to 20% in 2006) of the contribution made by employees choosing to participate in the plan. Contributions made by the Company on defined contribution plans are charged to expenses when incurred. Contributions are additionally made to the Government's Pension fund at the statutory rates in force during the year. Such contributions are expensed as incurred.

Treasury shares – The Company's shares, which are held in treasury stock or belong to the Company's subsidiaries, are reflected as a reduction of the Group's equity. The disposal of such shares does not impact net income of the current year and is recognized as a change in shareholders' equity of the Group. Dividends distributions by the Company are recorded net of the dividends related to treasury shares.

Dividends – Dividends are recognized at the date they are declared by the shareholders at a general meeting.

Retained earnings legally distributable by the Company are based on the amounts available for distribution in accordance with applicable legislation and reflected in the statutory financial statements. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

Earnings per share – Earnings per share are calculated by dividing the income for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The Group does not have any potentially dilutive equity instruments.

Contingencies – Contingent liabilities are not recognized in the financial statements unless they arise as a result of a business combination. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

5. SIGNIFICANT ESTIMATES

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Provisions – Provisions are made when any probable and quantifiable risk of loss attributable to disputes is judged to exist.

Depreciable lives of property, plant and equipment – In reporting intangible assets and tangible fixed assets, an assessment is made of the useful economic life and an assessment is made at least once a year to determine whether impairment exists.

Compliance with tax legislation – As discussed further in Note 34 compliance with tax legislation, particularly in the Russian Federation, is subject to significant degree of interpretation and can be routinely challenged by the tax authorities. The management records a provision in respect of its best estimate of likely additional tax payments and related penalties which may be payable if the Group's tax compliance is challenged by the relevant tax authorities.

6. TRAFFIC REVENUE

	2006	2005
Scheduled flights:		
Passengers	2,190.3	1,815.9
Cargo	159.9	155.5
Charter flights:		
Passengers	19.6	15.3
Cargo	104.5	92.6
	2,474.3	**2,079.3**

7. OTHER REVENUE

	2006	2005
Airline revenue agreements	396.1	357.0
Ground handling and maintenance	16.3	22.7
Catering services	14.3	13.7
Hotel revenue	17.0	14.2
Refueling services	30.3	21.2
Other revenue	34.4	18.2
	508.4	**447.0**

8. OPERATING COSTS

	2006	2005
Aircraft fuel	920.3	741.2
Aircraft and traffic servicing	392.6	346.4
Maintenance	179.9	202.4
Sales and marketing	166.3	142.4
Operating lease expenses	134.5	128.5
Administration and general expenses	96.6	92.6
Passenger services	76.1	67.3
Communication expenses	48.0	41.8
Cost of sales	35.4	24.1
Insurance expenses	20.3	22.3
Bank charges	9.2	9.1
Taxes other than income tax	7.0	17.4
Loss/(gain) on disposal of property, plant and equipment, net	7.5	(3.4)
Pilot's certification and trainings	6.9	6.2
Increase of provision for impairment of fixed assets (Note 20)	1.5	5.5
Change in provisions (Note 22)	(5.3)	21.3
Other expenses / (income)	2.5	(3.2)
Total operating costs, net	**2,099.3**	**1,861.9**

9. STAFF COSTS

	2006	2005
Wages and salaries	346.9	291.8
Social security costs	17.2	14.1
Pension costs	45.1	36.4
	409.2	**342.3**

The Company continued its participation in a non-government pension fund to provide additional pensions to certain of its employees upon their retirement. The pension fund requires contributions from both employees and the Company, and is a defined contribution pension plan for the employer.

Furthermore, the Company makes payments, upon retirement, to employees participating in the plan with one or more years' service. These obligations, which are unfunded, represent obligations under a defined benefit pension plan.

Pension costs also include compulsory payments to the Pension fund of the Russian Federation ("RF"), contributions to a non-government pension fund and an increase in the net present value of the future benefits the Company expects to pay to its employees upon their retirement under a defined benefit pension plan, as follows:

	2006	2005
Payments to the Pension Fund of the RF	43.7	34.4
Defined benefit pension plan	1.1	1.7
Defined contribution pension plan	0.3	0.3
	45.1	**36.4**

10. INTEREST EXPENSE

	2006	2005
Finance leases	20.0	13.8
Short-term and long-term borrowings	10.7	11.5
	30.7	**25.3**

11. OTHER NON-OPERATING (EXPENSES) / INCOME, NET

	2006	2005
Recovery of VAT paid in prior years (i)	-	29.0
Fines and penalties received from suppliers	17.1	11.9
(Loss)/gain on derivatives (ii)	(1.5)	11.1
Restructuring and settlement of tax penalties (iii)	-	8.6
Insurance compensation	0.8	3.4
(Loss)/gain from disposal of investments, net	(0.9)	3.7
Reversal of payables no longer due	2.5	-
Non-recoverable VAT (iv)	(18.8)	(1.0)
Other expenses	(7.7)	(4.5)
	(9.5)	**62.2**

(i) In 2005 the Company recorded a gain from recovery of VAT paid in prior years in the amount of USD 29.0 million relating to change in accounting for VAT on export cargo transportation services provided in 2003, 2004 and in the first half of 2005 based on adjusted tax returns for the respective previous periods filed with the tax authorities.

(ii) In 2006 the Group purchased jet fuel options to hedge aircraft fuel prices. Due to decrease of fuel prices the option lapsed unexecuted. Total expense relating to purchased fuel options during the year ended December 31, 2006 was approximately USD 1.5 million. In 2005 the Group purchased and exercised two jet fuel options resulting in recognition of gain of USD 11.1 million.

(iii) Restructuring and settlement of tax penalties amounting to USD 8.6 million in 2005 represents a waver received in respect of tax penalties relating to payments of income tax, which were accrued for the period from 1997 to 2001.

(iv) USD 15.1 million represents VAT paid on amounts received from customers for passenger tickets which were not used, of which USD 6.4 million relates to the year ended December 31, 2005. In 2006 the management determined that these amounts may no longer be recoverable.

12. INCOME TAX

	2006	2005
Current income tax charge	(136.0)	(58.4)
Deferred income tax benefit / (expense)	6.2	(30.6)
	(129.8)	**(89.0)**

Income before taxation for financial reporting purposes is reconciled to taxation as follows:

	2006	2005
Profit before income tax	387.9	278.8
Theoretical tax at statutory rate (24%)	(93.1)	(66.9)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Effect of lower tax rates applied	8.9	8.9
Non-deductible expenses	(35.6)	(30.4)
Non-taxable income	6.7	8.3
Other permanent differences	-	1.1
Prior period current tax adjustments	(16.7)	(10.0)
Income tax	**(129.8)**	**(89.0)**

Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying values of certain assets and liabilities for financial reporting purposes and their values for profits tax purposes. The tax effect of the movement on these temporary differences is recorded at the tax rates applicable to the Group's companies and range from 20% to 24% for the years ended December 31, 2006 and 2005.

	2006	Movement for year	2005	Movement for year	2004
Tax effects of temporary differences:					
Property, plant and equipment	5.2	3.3	1.9	(1.2)	3.1
Borrowings	1.5	(1.6)	3.1	-	3.1
Accounts receivable	0.2	0.2	-	-	-
Accounts payable	0.2	0.2	-	(0.2)	0.2
Deferred tax assets, net	**7.1**		**5.0**		**6.4**
Property, plant and equipment	(70.2)	(34.1)	(36.1)	(9.8)	(26.3)
Long-term investments	(10.6)	3.0	(13.6)	0.3	(13.9)
Accounts receivable	(16.5)	(15.6)	(0.9)	1.9	(2.8)
Accounts payable	64.8	50.7	14.1	(0.7)	14.8
Deferred revenue	-	-	-	(20.0)	20.0
Deferred tax liabilities, net	**(32.5)**		**(36.5)**		**(8.2)**
		6.1		**(29.7)**	

13. CASH AND CASH EQUIVALENTS

	2006	2005
Ruble denominated bank accounts	54.2	34.3
Bank accounts denominated in USD	101.4	17.4
Bank accounts denominated in Euros	8.2	3.4
Bank accounts denominated in other currencies	13.3	5.6
Bank deposits	2.4	43.8
Cash in transit and other	1.8	5.0
	181.3	**109.6**

14. SHORT-TERM INVESTMENTS

	2006	2005
Available-for-sale investments		
Corporate and government bonds	2.2	0.6
Corporate shares	7.8	1.2
	10.0	1.8
Other short-term investments		
Promissory notes from third parties	4.8	3.3
Bank deposits with original maturities exceeding 90 days	7.5	21.7
Other short-term investments	23.1	3.7
Reserve for ST investments	(0.5)	-
	34.9	28.7
	44.9	**30.5**

Corporate and government bonds represent bonds denominated in Russian rubles issued by the Government of the Russian Federation and major Russian companies with maturity dates from 2007 to 2010 and yield to maturity of 8.4 – 12.98 percent per annum as of December 31, 2006.

Corporate shares are publicly traded shares of Russian companies with readily available market prices.

In the consolidated financial statements of the Group investments in bonds and shares are reflected at period-end market value based on last traded prices obtained from the Moscow Interbank Currency Exchange ("MICEX").

As of December 31, 2006 interest rate on bank deposits denominated in Russian roubles with original maturities exceeding 90 days bore interest between 5.75 and 9.5 percent per annum. In 2005 the Company placed bank deposit denominated in Russia roubles at the interest rates of 7.5 percent per annum and US dollars denominated deposit at 7.5 percent per annum.

15. ACCOUNTS RECEIVABLE AND PREPAYMENTS, NET

	2006	2005
Trade receivables	191.7	232.7
Prepayments and accrued income	76.6	49.7
Other receivables	47.9	90.0
Provision for bad and doubtful accounts	(18.2)	(18.3)
	298.0	354.1
Income tax prepaid	14.8	4.8
VAT and other taxes recoverable, other than income tax	388.5	216.0
	701.3	**574.9**

16. EXPENDABLE SPARE PARTS AND INVENTORIES

	2006	2005
Expendable spare parts	39.7	25.6
Fuel	19.9	18.0
Other inventory	19.4	18.0
	79.0	**61.6**

17. EQUITY ACCOUNTED INVESTMENTS

	2006		2005	
	Voting power	Carrying value	Voting power	Carrying value
CJSC "Aerofirst"	33.3%	4.8	33.3%	4.4
CJSC "TZK Sheremetyevo"	31%	5.8	31%	3.6
CJSC "AeroMASH – AB"	45%	1.5	45%	1.1
LLC "Aeroimp"	25%	3.3	25%	-
LLC "Airport Moscow"	50%	3.8	50%	2.9
Other	Various	2.3	Various	2.1
		21.5		**14.1**

Summarized financial information in respect of the Group's affiliates accounted by using equity method based on their respective financial statements prepared for the years ended December 31, 2006 and 2005 is set out below:

	2006	2005
Total assets	131.6	100.6
Total liabilities	(71.5)	(52.2)
Net assets	60.1	48.4
Impairment provision	-	(3.5)
Group's share in net assets of equity accounted investments	21.5	17.6
	21.5	**14.1**
Revenue	724.7	578.8
Profit for the year	10.0	11.7
Group's share of result of equity accounted investments or the year	**8.4**	**5.7**

18. LONG-TERM INVESTMENTS

	2006	2005
Available-for-sale investments		
SITA Investment Certificates	0.7	0.8
Shares in France Telecom	14.1	12.8
Mutual investment funds	0.9	1.9
	15.7	15.5
Other long-term investments		
Loans and promissory notes from related parties	-	0.4
Loans and promissory notes from third parties	0.7	0.6
Other	2.5	0.3
	3.2	1.3
	18.9	**16.8**

19. OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2006 are VAT recoverable of approximately USD 78.3 million relating to finance and operating leases of aircraft and capitalized amount of custom duties of approximately USD 41.6 million relating to operating leases of aircraft.

20. PROPERTY, PLANT AND EQUIPMENT

	Owned aircraft and engines	Leased aircraft and engines	Land and buildings	Plant, equipment and other	Capital expenditure (i)	Total
Cost						
December 31, 2004	482.6	446.8	179.2	189.2	54.3	1,352.1
Foreign currency translation	(0.8)	(0.1)	(0.4)	(0.5)	(1.4)	(3.2)
Additions	29.3	1.5	3.3	16.9	112.3	163.3
Capitalized overhaul costs	24.0	16.8	-	-	-	40.8
Transfers	10.5	5.2	-	3.6	(19.3)	-
Disposals	(53.6)	(80.7)	(0.3)	(13.9)	(11.0)	(159.5)
December 31, 2005	492.0	389.5	181.8	195.3	134.9	1,393.5
Foreign currency translation	2.1	2.1	1.0	1.1	9.9	16.2
Additions (ii)	30.1	263.7	1.5	15.1	206.0	516.4
Capitalized overhaul costs (iv)	15.8	-	-	-	-	15.8
Transfers	1.7	27.8	0.4	14.9	(44.8)	-
Disposals (iii)	(40.8)	-	(0.2)	(9.2)	(2.7)	(52.9)
December 31, 2006	500.9	683.1	184.5	217.2	303.3	1,889.0
Accumulated depreciation						
December 31, 2004	(363.1)	(70.5)	(60.5)	(140.6)	-	(634.7)
Foreign currency translation	0.2	-	0.1	0.4	-	0.7
Impairment reserve	(4.9)	-	-	0.5	(1.1)	(5.5)
Charge for the year	(35.7)	(22.2)	(9.1)	(13.0)	-	(80.0)
Disposals	49.3	60.3	0.1	10.6	-	120.3
December 31, 2005	(354.2)	(32.4)	(69.4)	(142.1)	(1.1)	(599.2)
Foreign currency translation	(1.1)	(0.1)	(0.4)	(1.1)	-	(2.7)
Impairment reserve	0.6	-	-	(2.1)	-	(1.5)
Charge for the year	(34.6)	(39.8)	(9.2)	(14.0)	-	(97.6)
Disposals	32.2	-	-	7.3	-	39.5
December 31, 2006	(357.1)	(72.3)	(79.0)	(152.0)	(1.1)	(661.5)
Net book value						
December 31, 2005	**137.8**	**357.1**	**112.4**	**53.2**	**133.8**	**794.3**
December 31, 2006	**143.8**	**610.8**	**105.5**	**65.2**	**302.2**	**1,227.5**

As of December 31, 2006 and 2005, fixed assets, principally Russian aircraft and engines, with a net book value of USD 4.9 million and USD 14.0 million, respectively, were pledged as collateral under loan agreements.

(i) Assets under construction include capital expenditures made by the Company on the construction of the new Sheremetyevo-3 terminal. Capital expenditures as of December 31, 2006 and 2005 amount to USD 209.3 million and USD 67.6 million, respectively. Also capital expenditures as of December 31, 2006 include prepayment for delivery of three Airbus A-321 aircraft, which will be acquired by the Company on finance leases terms, for the amount of USD 31.0 million.
(ii) In 2006 the Group acquired four Airbus A-321 aircraft, five Boeing 737-500 aircraft and three Tupolev Tu-134 under finance leases for the amount of USD 227.3 million, USD 51.9 million and USD 4.6 million, respectively. As of December 31, 2005 the amount of USD 27.8 million for the four Airbus A-321 have been included in capital expenditures.
(iii) In 2006, the Company's subsidiaries OJSC "Aeroflot-Don" and CJSC "Aeroflot-Nord" sold aircraft owned by the Group: one Tupolev Tu-154 aircraft for the amount of USD 0.1 million, five Tupolev Tu-134 aircraft and two Antonov An-24 aircraft for the amount of USD 3.1 million Also one aircraft Tupolev Tu-134 was sold for the amount of USD 0.3 million.
(iv) Of the total costs of USD 45.9 million capitalized during 2006 in respect of owned aircraft and engines USD 28.8 million related to regular checks and modernization of engines and USD 15.8 million related to the aircraft overhauls. In 2006 the Company has continued the program of modernization of the interiors of Boeing 767-300 aircraft held under operating leases and finished the modernization of nine aircraft. Total capitalized expenses incurred as a result of this modernization as of December 31, 2006 amounted to USD 40.7 million, including USD 1.8 million capitalized in 2005 and partly shown as transfer from capital expenditure.

21. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005
Trade payables and accruals	243.4	186.6
Income tax payable	1.7	42.0
Wages and social contributions payable	50.2	40.3
Other payables	137.4	16.6
Advances received (other than unearned transportation revenue)	19.2	11.3
Taxes payable (other than income tax)	4.2	9.6
Merchandise credits	7.4	8.5
Frequent flyer program liability	12.6	7.8
Other accrued expenses	7.0	5.8
Dividends payable	2.3	2.7
Notes payable	-	2.0
	485.4	**333.2**

The Group introduced the "Aeroflot Bonus" frequent flyer program in 1999. As of December 31, 2006 and 2005 approximately 676 thousand and 442 thousand passengers, respectively, participated in the program. Frequent flyer program liability as of December 31, 2006 and 2005 represents incremental costs, which are included in sales and marketing expenses, associated with providing free transportation under "Aeroflot Bonus" program.

22. PROVISIONS

	2006	2005
Beginning of the year	88.6	67.3
Additional provision in the year	23.6	42.9
Release of provision	(28.9)	(21.6)
End of the year	**83.3**	**88.6**
Analyzed as:		
Current liabilities	7.2	7.2
Non-current liabilities	76.1	81.4
	83.3	**88.6**

The Group is a defendant in various legal actions. Provisions represent management's best estimate of the Group's probable losses relating to various actual and potential legal claims. Additionally, the Group provides against tax contingencies and the related interest and penalties based on management's estimate of the amount of the additional taxes that may be due. However, the range of potential exposures has not been disclosed to avoid prejudicing the Group's position.

The Company is a defendant in a claim by the owner of a cargo plane, which crashed in Italy in October 1996, whilst on charter to the Group. The basis of the claim concerns liability for the loss of the aircraft and the responsibilities of the parties at the time of the crash. According to a report prepared by Airclaims, compensation relating to crashed aircraft ranges from USD 11.8 million to USD 15.3 million. Management had made their best assessment of the likely outcome associated with this issue and recorded a provision amounting to USD 12.0 million as of December 31, 2003. In April 2005, the Arbitration court has decided in favor of the claimant regarding compensation and awarded damages amounting to USD 35.0 million, accordingly the reserve was increased to USD 35.0 million. The provision amounted to USD 35.0 million has been included in consolidated financial statements as of December 31, 2006 and 2005. Currently, there is uncertainty regarding final resolution. At the present time execution of the court decision is suspended and the Company has filed an appeal. Final adjustments (if any) to this uncertainty will be made in the financial statements when the outcome of the issue is known.

In 2001 Federal Unitary Entity, Goscorporation OVD claimed the agreement with Federal Aviation Service on application of a 50 percent discount on aeronavigation services in 1997-1998 to be void, as this contradicted Russian legislation and invoiced the Company for approximately USD 7.2 million for underpaid amounts relating to 1997-1998 and interest accrued as of December 31, 2004. This amount is included in provisions as of December 31, 2006 and 2005 in full and is presented as a current liability as of December 31, 2006. The liability was settled in March 2007.

23. OTHER NON-CURRENT LIABILITIES

	2006	2005
Defined benefit pension obligation – non-current portion	11.5	10.5
VAT payable on leased aircraft	74.1	-
Custom duties payable on leased aircraft	67.1	-
Other non-current liabilities	-	2.0
	152.7	**12.5**

Other non-current liabilities represent long-term portion of VAT and customs duties relating to imported leased aircraft assets payable in equal monthly installments over 34 month period from the date these assets were cleared through customs. Amounts payable related to custom duties have been discounted using discount rate of 8.05 percent with a related gain from discounting included in the amount of related assets.

24. SHORT-TERM BORROWINGS

	2006	2005
Loans and credit lines in USD		
West LB AG (Germany) (i)	-	60.2
NATEXIS BANQUES POPULAIRES (ii)	10.8	-
ABN Amro Bank (iii)	10.0	-
Other short-term bank loans	1.7	-
Amsterdam Trading Bank – current portion (Note 25)	-	0.4
Loans in Russian rubles		
Vnesheconombank (iv)	99.2	-
Sberbank of the Russian Federation (v)	45.0	-
TransCreditBank (vi)	5.3	5.4
Alfa-bank (vii)	8.3	-
Vneshtorgbank (vi)	39.3	34.0
Other short-term bank loans	9.2	0.9
	228.8	**100.9**

(i) The balance as of December 31, 2005 represented short-term portion of a credit line amounting to USD 60.2 million and bears interest of LIBOR + 2.3 percent per annum. The effective average interest rate for 2006 was 5.7 percent per annum. During 2006 the loan was repaid in full.

(ii) The balance as of December 31, 2006 represented short-term portion of a credit line amounting to USD 10.8 million and bears interest of LIBOR + 1.75 percent per annum. The effective average interest rate for 2006 was 6.99 percent per annum.

(iii) The balance as of December 31, 2006 represented short-term portion of a credit line amounting to USD 10.0 million and bears interest of LIBOR + 1.05 percent per annum. The effective average interest rate for 2006 was 6.4 percent per annum.

(iv) The credit line granted by the Vnesheconombank amounting to USD 99.2 million. Percentage rate for 2006 was 9.0 percent per annum. Since December 25, 2006 interest rate was 9.25 percent per annum. The effective average interest rate for 2006 was 9.2 percent per annum.

(v) The credit line granted by the Sberbank of the Russian Federation amounting to USD 45.0 million. The credit was obtained to replenish the Group's working assets and interest rate was 8.5 percent per annum. The effective average interest rate for 2006 was 7.0 percent per annum.

(vi) The amounts represent the net balance due under a series of short-term security sale and repurchase agreements bearing interest rates of 6.9 per cent.

(vii) The credit line granted by Alfa-bank amounting to USD 8.3 million. Property, plant and equipment with a net book value of USD 0.15 million are pledged as a collateral under this loan agreement. The effective average interest rate for 2006 under this credit line was 10.0 percent per annum.

25. LONG-TERM BORROWINGS

	2006	2005
Loans in USD		
West LB Vostok (i)	-	30.0
West LB AG (Германия) (ii)	-	30.0
Amsterdam trading Bank (iii)	-	8.0
Amsterdam trading Bank (iv)	-	2.6
Accor	2.6	2.5
Other long-term bank loans	3.1	2.9
	5.7	**76.0**

(i) The balance as of December 31, 2005 consists of a credit line amounting to USD 30.0 million and bears interest of LIBOR + 1.9 percent per annum. The credit was obtained to finance its current activities. The effective average interest rate for 2006 was 6.65 percent per annum. The loan was fully repaid by the Company in July 2006 before its contracted maturity dates.

(ii) The balance as of December 31, 2005 represented long-term portion of a credit line amounting to USD 30.0 million and bore interest of LIBOR + 2.3 percent per annum. The effective average interest rate for 2006 was 6.97 percent per annum. The loan was fully repaid by the Company in May 2006 before its contracted maturity date.

(iii) The loan amounting to USD 8 million bore interest of 8.5 percent per annum and was payable by December 1, 2009. The loan was obtained by the Company to finance the purchase of property, plant and equipment with a net book value of USD 5.2 million which were pledged as collateral under this agreement as of December 31, 2006. The effective average interest rate for 2006 was 8.5 percent per annum. The loan was fully repaid by the Company in December 2006.

(iv) Long-term portion of the loan amounting to USD 2.6 million was payable by June 8, 2009 and bore interest of 8.0 percent per annum. The loan was obtained by the Company to finance the purchase of fixed assets. Fixed assets with a net book value of USD 3.1 million were pledged as collateral under this agreement as of December 31, 2006. The effective average interest rate for 2006 was 8.0 percent per annum. During 2006 the loan was repaid in full.

The borrowings are repayable as follows:	**2006**	**2005**
On demand or within one year	228.8	100.9
In two to five years	-	70.6
After five years	5.7	5.4
Total	234.5	176.9
Less: amounts due to settlement within 12 months	**(228.8)**	**(100.9)**
Amounts due for settlement after 12 months	**5.7**	**76.0**

26. FINANCE LEASE PAYABLE

The Group leases aircraft under finance lease agreements. Leased assets are listed in Note 1 above.

	2006	**2005**
Total outstanding payments	612.6	350.1
Finance charge	(107.4)	(42.7)
Principal outstanding	505.2	307.4
Representing:		
Short-term lease payable	**52.2**	**26.1**
Long-term lease payable	**453.0**	**281.3**
Due for repayment (principal and finance charge):		
On demand or within one year	72.1	33.6
In two to five years	261.3	128.0
After five years	279.2	188.5
	612.6	350.1

Interest unpaid as of December 31, 2006 and 2005 was approximately USD 2.3 million and USD 1.1 million, respectively, and has been included in accrued expenses. In 2006 and 2005 the effective interest rate on these leases approximated 5.3 and 4.1 percent per annum, respectively.

In 2006 the Group obtained four Airbus A-321s and five Boeing B-737-500 under finance leases. The related short-term and long-term finance lease liabilities as of December 31, 2006 amounted to USD 21.7 million and USD 194.5 million, respectively.

In 2005 the Company returned to a lessor one Airbus A-310 which resulted in termination of a related finance lease agreement. At the date of termination the net book value of this aircraft was USD 19.4 million. The short-term finance lease liability decreased by USD 26.8 million, thus producing a gain of USD 7.5 million included in gain on disposal of property, plant and equipment.

The Company's aircraft leases are subject to both positive and negative covenants. In accordance with those covenants, the Company maintains insurance coverage for its leased aircraft.

27. SHARE CAPITAL

	Number of shares authorized and issued	Number of shares in treasury stock	Number of shares outstanding
Ordinary shares of one Russian ruble each:			
As of December 31, 2005	1,110,616,299	(50,198,379)	1,060,417,920
As of December 31, 2006	1,110,616,299	(50,382,706)	1,060,233,593

Ordinary shareholders are allowed one vote per share.

During 2006 the number of treasury shares held by the Group increased by 184,327.

The Company's shares are listed on the Russian Trade System ("RTS") and MICEX and as of May 29, 2007 were traded at USD 2.5 per share.

The Company launched a Level 1 Global Depositary Receipts (GDR) program in December 2000. The Company signed a depositary agreement with Deutsche Bank Group, allowing the Company's shareholders to swap their shares for GDR's, which trade over-the-counter on US and European markets. The swap ratio was established at 100 shares per GDR. Per depositary agreement the total volume of GDR of the Company cannot exceed 20 percent of the Company's share capital. In 2001, the Company's GDR's were listed on the NEWEX (New Europe Exchange) stock exchange in Vienna and after closing of this exchange the GDR's were transferred to the third segment of the stock exchange in Frankfurt.

28. RETAINED EARNINGS, DIVIDENDS

The statutory accounting reports of the Group companies are the basis for profit distribution and other appropriations. For the years ended December 31, 2006 and 2005, the statutory profits of the Company, as reported in the published annual statutory financial statements, were 7,981 million Russian rubles and 6,032 million Russian rubles, respectively.

In respect of 2006, the Board of Directors recommended to approve dividends of RUR 1.29 per share (approximately 5 US cents per share), which will be paid to shareholders between June 24 and August 22, 2007. This dividend is subject to approval by shareholders at the annual shareholders' meeting and has not been recognized as a liability in these financial statements.

29. SEGMENT INFORMATION

The Group is organized into three main segments:

- Airline – domestic and international passenger and cargo air transport and other airline services;
- Catering – the preparation of food and beverages for air travel;
- Hotels – the operation of hotels.

All operations are based in the Russian Federation; therefore no geographical segment information is disclosed.

Details of the geographical breakdown of revenues from scheduled passenger and cargo airline activities are as follows:

By region	**2006**	**2005**
a) Scheduled passenger revenue		
International flights from Moscow to:		
Europe	463.5	376.8
Asia	199.1	171.5
North America	72.3	68.8
Other	17.5	13.6
International flights to Moscow from:		
Europe	461.0	383.3
Asia	205.7	182.4
North America	69.5	66.0
Other	17.3	12.7
Other international flights	48.4	45.2
Domestic flights	636.0	495.6
	2,190.3	**1,815.9**

	2006	**2005**
b) Scheduled cargo revenue		
International flights from Moscow to:		
Europe	11.6	10.0
Asia	4.8	5.3
North America	4.6	4.7
Other	0.1	0.1
International flights to Moscow from:		
Europe	28.3	27.7
Asia	53.9	54.4
North America	5.3	6.8
Other	0.1	0.2
Other international flights	9.4	13.1
Domestic flights	41.8	33.2
	159.9	**155.5**

Reporting format – business segments

Year ended December 31, 2006	Airline	Catering	Hotels	Other	Eliminations	Total Group
External sales	2,943.5	16.3	17.1	5.8	-	2,982.7
Inter-segment sales	-	42.5	4.9	2.1	(49.5)	-
Total revenue	2,943.5	58.8	22.0	7.9	(49.5)	2,982.7
Operating profit	364.9	8.9	7.2	(3.5)	(0.5)	377.0
Interest expense						(30.7)
Interest income						4.0
Share of income in associates	6.4	-	1.8	0.2	-	8.4
Foreign exchange and translation (loss) income, net						38.7
Non-operating income (loss), net						(9.5)
Income before taxation						387.9
Taxation						(129.8)
Net income					-	258.1
Segment assets	2,307.3	19.4	25.2	300.1	(277.2)	2,374.8
Associates	21.5	-	-	-	-	21.5
Unallocated assets						9.8
Consolidated total assets						2,406.1
Segment liabilities	572.8	17.6	19.8	40.6	(38.9)	611.9
Unallocated liabilities						1,005.3
Consolidated total liabilities						1,617.2
Capital expenditure	388.6	0.9	1.4	143.2	-	534.1
Depreciation	93.0	0.9	3.1	0.2	-	97.2
Other non cash expenses (income)	(2.5)	(0.3)	-	-	-	(2.8)

Year ended December 31, 2005	Airline	Catering	Hotels	Other	Eliminations	Total Group
External sales	2,497.4	13.7	14.2	1.0	-	2,526.3
Inter-segment sales	-	27.8	5.1	1.1	(34.0)	-
Total revenue	2,497.4	41.5	19.3	2.1	(34.0)	2,526.3
Operating profit	238.0	(5.5)	5.3	1.4	2.9	242.1
Interest expense						(25.3)
Interest income						6.9
Share of income in associates	5.7	-	-	-	-	5.7
Foreign exchange and translation income, net						(12.8)
Non-operating loss, net						62.2
Income before taxation						278.8
Taxation						(89.0)
Net income						189.8
Segment assets	1,636.6	19.5	25.2	117.5	(195.8)	1,603.0
Associates	14.1	-	-	-	-	14.1
Unallocated assets						5.1
Consolidated total assets						1,622.2
Segment liabilities	499.2	17.7	4.6	101.2	(91.3)	531.4
Unallocated liabilities						523.3
Consolidated total liabilities						1,054.7
Capital expenditure	144.2	1.0	0.9	58.0	-	204.1
Depreciation	75.6	1.0	3.4	-	-	80.0
Other non cash expenses	20.8	-	-	-	-	20.8

30. RELATED PARTY TRANSACTIONS

The ultimate controlling party of the Company is the government of the Russian Federation and all companies controlled by the government of the Russian Federation are treated as related parties of the Group for the purpose of these consolidated financial statements.

The financial statements of the Group include the following balances and transaction with related parties:

	2006	2005
Assets		
Cash balances	119.8	28.0
Accounts receivable	37.7	28.4
VAT recoverable on leased aircraft	78.3	-
Liabilities		
Accounts payable and other liabilities	360.0	63.9
VAT and custom duties payable on leased aircraft	141.2	-

	2006	2005
Sales	52.4	77.7
Purchases	728.5	550.3
Dividend income received	0.6	0.6

Purchases consist primarily of purchases of aircraft fuel as well as airnaviagation and airport services.

The summary of balances and charges relating to the taxes due to the government of the Russian Federation for the years ended December 31, 2006 and 2005 is presented below:

	2006	2005
Account receivable from tax authorities	117.2	188.1
Account payable to tax authorities	8.1	51.6
Income and other taxes paid	335.7	396.9

The amounts outstanding to and from related parties are unsecured and will be settled in cash. No guarantees have been given or received. No expense has been recognized in the period for bad or doubtful debts in respect of the amounts owed by related parties.

Compensation of key management personnel

The remuneration of directors and other members of key management (the members of the Board of Directors and Management Committee as well as key managers of flight and ground personnel who have significant power and responsibilities on key control and planning decisions of "Aeroflot") consisted of short-term benefits including salary and bonuses as well as short-term compensation for serving on the management bodies of Group companies, and amounted to approximately USD 11.6 million and USD 10.2 million for the years ended December 31, 2006 and 2005, respectively. Such amounts are stated before personal income tax but exclude unified social tax. According to Russian legislation, the Group makes contributions to the Russian State pension fund as part of unified social tax for all its employees including key management personnel. Government officials, who are directors, do not receive remuneration from the Group.

In 2006 the definition of key management above has been expanded to include certain other key management outside the Company's Board of Directors. Corresponding figure for the year ended December 31, 2005 has been adjusted for consistency.

31. COMMITMENTS UNDER OPERATING LEASES

Future minimum lease payments under non-cancelable aircraft and other operating leases are as follows:

	2006	2005
On demand or within one year	134.6	114.1
In two to five years	769.0	428.5
After five years	800.5	287.1
Total minimum payments	**1,704.1**	**829.7**

The table above includes 19 Airbus A-320s and 4 A-319s for which the lease agreements were entered into in 2006 but which will commence during 2007-2009.

The amounts above represent base rent. Maintenance fees payable to the lessor based on actual flight hours and other usage variables are not included in the table.

For details of the fleet subject to operating leases refer to Note 1.

Additionally, the Group leases land from the Moscow Region authorities under long-term operating lease agreements.

32. CAPITAL COMMITMENTS

The Group's capital commitments related to acquisition of property, plant and equipment as of December 31, 2006 amounted to approximately USD 1,313 million. These commitments relate to purchases of thirty Sukhoi SuperJet-100 (SSJ) aircraft, three new A321-200 aircraft expected to be delivered during 2007, contracts for modernization of interiors of leased Boeing 767-300 aircraft, as well as contracts related to construction of Sheremetyevo-3 terminal and the new office building for Company.

33. CHANGE OF CLASSIFICATION FOR ASSETS AND LIABILITIES PREVIOUSLY CLASSIFIED AS HELD FOR SALE

On December 30, 2005, the Company entered into a preliminary agreement to sell 70% of its shares in OJSC Terminal as follows: 25% plus one share to International Airport Sheremetyevo; 25% plus one share to Vneshtorgbank; and 20% minus two shares to Vneshekonombank. The government of the Russian Federation is a controlling shareholder in all of the entities that are parties to this agreement. The assets and liabilities of OJSC Terminal and other capitalized costs relating to the construction of the Sheremetyevo-3 terminal, which were expected to be sold within twelve months, were classified as a disposal group held for sale and presented separately in the balance sheet for the year ended December 31, 2005 in the prior year financial statements of the Group.

The major classes of assets and liabilities comprising the disposal group classified of December 31, 2005 as held for sale in the prior year financial statements were as follows:

Cash and cash equivalents	8.5
VAT and other taxes recoverable	6.2
Prepayments	0.6
Inventories	0.3
Property, plant and equipment	67.6
Assets of a disposal group classified as held for sale	**83.2**
Trade payables and accruals	(7.4)
Other non-current liabilities	(2.0)
Liabilities associated with assets of a disposal group classified as held for sale	**(9.4)**
Net assets of disposal group	**73.8**

Subsequent to December 31, 2006 the Group sold a total of 45% minus one share in OJSC Terminal to Vneshtorgbank and Vneshekonombank (see also note 36 "Subsequent events"). However, the sale of 25% plus one share of OJSC Terminal to International Airport Sheremetyevo is no longer considered to be highly probable in the near future. As a result, the management of the Group considers that the conditions for classification of assets and liabilities of OJSC Terminal and other capitalized costs relating to the construction of the Sheremetyevo-3 terminal as disposal group in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" are no longer met. Accordingly, the Group has reclassified the balances classified as held for sale as of December 31, 2005 back into the appropriate balance sheet lines.

34. CONTINGENCIES

Political environment – The government of the Russian Federation continues to reform the business and commercial infrastructure in its transition to a market economy. As a result laws and regulations affecting businesses continue to change rapidly. These changes are characterized by poor drafting, different interpretations and arbitrary application by the authorities.

Taxation – Russian tax legislation is subject to varying interpretations and constant changes. Furthermore, the interpretation of the tax legislation by the tax authorities, as applied to the transactions and activity of the Group, may not coincide with that of management. As a result, the tax authorities could challenge transactions and the Group could be assessed additional taxes, penalties and interest, which could be significant. Periods remain open to review by the tax authorities for three years. The Group's management believes that it has adequately provided for tax liabilities in the consolidated financial statements; however the risk remains that the relevant authorities could take up differing positions with regard to interpretative issues, and the effect could be significant.

Legal action – Former members of the Group's management and two Swiss non-bank financial companies that provided treasury and financial services to the Group, are currently under civil and criminal investigation by the Swiss and Russian authorities for potential misconduct related to funds managed under treasury and financial services agreements, which were entered into by the former management of the Group. On November 16, 2006 the court in Moscow considered the Company's claim against two former employees of the Group and an employee of Financial United Corporation and awarded the total of approximately USD 8.2 million in damages to the Group. The Group intends to pursue recovery of all losses to the fullest extent possible. However, due to remaining uncertainties in collecting already awarded and any possible additional amounts it has not recognized any assets in its consolidated financial statements

35. SUBSEQUENT EVENTS

Electronic ticketing – As part of its agreement with SkyTeam alliance the Company has committed to introduce e-ticketing on all of its flights. Under the current Russian legislation, tickets for passenger air carriage can only be issued in documentary form. The Ministry of transportation of the Russian Federation signed an Order on November 8, 2006 which would allow the usage and regulate electronic ticketing in the civil aviation which will become effective on February 13, 2007. Introduction of e-ticketing capabilities will necessitate certain additional costs to the Group which at present cannot be comprehensively estimated. However, in the longer-term it would allow the Company to achieve savings, while also increasing convenience for its customers.

Sale of equity in Terminal –In January 2007 the Company completed the sale of 25% plus one share in OJSC Terminal to Vneshtorgbank for approximately RUR 1,025 million in cash (USD 38.9 million at December 31, 2006 exchange rate). In March 2007 20% less two shares in Terminal were sold to Vneshekonombank for approximately RUR 774 million (USD 29.4 million at December 31, 2006 exchange rate).

Airbus A330-200 – On April 2, 2007, the Group's management agreed to enter into a finance lease agreement for two new Airbus A330-200 aircraft. Deliveries of aircraft will begin in November and December 2008.

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (495) 787 0600
Fax: +7 (495) 787 0601
www.deloitte.ru

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